40-33

~~811-09255~~
811-09253
(Fund Trust)
Branch 20


WELLS FARGO
ADVANTAGE FUNDS

Wells Fargo Funds Management, LLC
525 Market Street, 12th Floor
San Francisco, CA 94105

December 1, 2005
By Overnight Express


SEC MAIL PROCESSING
RECEIVED
DEC 05 2005
WASH., D.C. 185 SECTION

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wells Fargo Funds Management, LLC

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, please find enclosed one pleading that has been filed against Wells Fargo Funds Management, LLC (a registered investment adviser), Wells Fargo Funds Trust (a registered investment company) and various other affiliated and non-affiliated parties. The complaint was served on the Wells Fargo related entities on November 28, 2005.

Please call me at (415) 222-1140 if you have any questions.




05075639

Sincerely,

C. David Messman
Chief Legal Officer

Enclosure

ORIGINAL

1 MILBERG WEISS BERSHAD
& SCHULMAN LLP
2 Steven G. Schulman
Jerome M. Congress
3 Janine L. Pollack
Kim E. Miller (State Bar No. 178370)
4 Michael R. Reese (State Bar No. 206773)
One Pennsylvania Plaza
5 New York, NY 10119-0165
Telephone: (212) 594-5300
6 Facsimile: (212) 868-1229
7
GUTRIDE SAFIER LLP
8 Adam Gutride (State Bar No. 181446)
9 Seth A. Safier (State Bar No. 197427)
835 Douglass Street
10 San Francisco, California 94119
Telephone: (415) 336-6545
11 Facsimile: (415) 876-4345

12 Attorneys for Plaintiff
[additional counsel on signature block]

13

WHA

14 UNITED STATES DISTRICT COURT

15 NORTHERN DISTRICT OF CALIFORNIA

16

THE MCDANIEL FAMILY TRUST, Individually And On Behalf Of ALL OTHERS SIMILARLY SITUATED, Plaintiff, vs. WELLS FARGO & COMPANY, WELLS FARGO FUNDS MANAGEMENT, LLC, WELLS CAPITAL MANAGEMENT INCORPORATED, H.D.VEST INVESTMENT SERVICES, STEPHENS INC., SEI INVESTMENTS DISTRIBUTION COMPANY, WELLS FARGO FUNDS TRUST, Defendants.	Case No. C 05 4518 **CLASS ACTION COMPLAINT FOR THE VIOLATION OF THE FEDERAL SECURITIES LAWS AND FOR VIOLATIONS OF INVESTMENT COMPANY ACT** **JURY TRIAL DEMANDED**

17 18 19 20 21 22 23 24 25 26 27 28

Plaintiff, by and through counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, and media reports about Wells Fargo & Company and its related entities also named herein as defendants (collectively "Defendants" or "Wells Fargo"). Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

INTRODUCTION

1. This is a federal class action arising out of Defendants' failure to disclose an unlawful and deceitful course of conduct they engaged in that was designed to improperly financially advantage Defendants to the detriment of Plaintiff and other members of the class. This claim is brought by Plaintiff against Wells Fargo on behalf of a Class (defined below) consisting of all persons or entities who purchased one or more of the Wells Fargo proprietary funds (the "Proprietary Funds") and/or one or more non-proprietary funds participating in Wells Fargo revenue sharing and directed brokerage arrangements (collectively, the "Shelf-Space Funds") through Wells Fargo, from June 30, 2000 through June 8, 2005, inclusive (the "Class Period").

2. Wells Fargo has stated that its goal is to "to help you achieve financial success at every stage of your life." Wells Fargo, Brokerage Welcome, http://www.wellsfargo.com/welcome/ brokerage_account. In truth, to the detriment of its clients, Wells Fargo participated in an insidious kickback scheme referred to as selling "Shelf-Space" - whereby Wells Fargo used its broker/dealers to push its clients into the Shelf-Space Funds in exchange for illegal kickback payments from those Funds.

3. Defendants, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to properly disclose that they had been aggressively pushing their brokers to sell the Shelf-Space Funds that provided financial incentives and rewards to Wells Fargo and its personnel based on sales and assets held. Instead of offering fair, honest and unbiased recommendations to Plaintiff and other clients, the Wells Fargo brokers gave pre-determined recommendations, pushing clients into a pre-selected, limited number of mutual funds so that the

brokers could reap millions of dollars in kickbacks from Shelf-Space Funds, with whom they had struck secret, highly-lucrative deals to profit at shareholders' expense.

4. Defendants cultivated a clandestine, incentive-driven culture to sell Shelf-Space Funds to the exclusion of other funds, regardless of their clients' best interests. Defendants' sales practices created an insurmountable conflict of interest between Wells Fargo and its own clients by providing substantial monetary incentives for its broker/dealers to sell the Shelf-Space Funds, sales of which increased Defendants' overall profits. During the Class Period, Wells Fargo used its nationwide network of brokers to improperly steer Plaintiff and other members of the Class into the Shelf-Space Funds which generally have higher expenses. As detailed below, while Wells Fargo and its defendant subsidiaries claimed to provide unbiased, objective financial planning advice and objective fund recommendations in their clients' best interests, they instead made a standard business practice of giving their customers self-serving and biased investment advice for the sole purpose of pushing customers into the Shelf-Space Funds as part of a secret plan and scheme to improperly generate fees.

5. To add insult to injury, the money paid to Well Fargo as part of the kickback scheme originated from mutual fund fees paid in part by Wells Fargo investors who had already been steered into owning the Shelf-Space Funds.

6. Pursuant to the secret deal between Defendants and Shelf-Space Funds, the Shelf-Space Funds received a number of marketing benefits. First, Defendants' brokers had an institutional mandate to direct their clients into investing in Shelf-Space and Proprietary Funds, including their own Wells Fargo Funds, instead of any other funds. This manipulation was achieved by brokers under the guise of providing "investment advice." Second, Wells Fargo ensured that these Shelf-Space Funds, including had a higher priority in Wells Fargo's sales system than non-participating funds by increasing the interaction of representatives of the Shelf-Space Funds with Wells Fargo brokers and visibility of the distribution of sales literature and newsletters, and by including of links, information, and lists posted regarding the Shelf-Space Funds on the Defendant's internet sites.

7. Defendants' sales practices created a material insurmountable conflict of interest between themselves and their clients by providing monetary incentives to Defendants' brokers to sell Shelf-Space Funds, sales of which increased Defendants' overall profits, but accordingly, diminished their clients' returns. Defendants also failed to disclose any of these financial incentives for selling Shelf-Space Funds, knowing that, if the truth was revealed, no reasonable investor would invest in the Funds based upon the advice of Wells Fargo. This conflict of interest created by Defendants' failure to disclose these incentives is a clear violation of federal securities laws.

8. Defendants' Investment Advisers created further undisclosed material conflicts of interest by entering into revenue-sharing agreements with Wells Fargo broker/dealers to push investors into proprietary funds, regardless of whether such investments were in the investors' best interests. Wells Fargo financed these arrangements by illegally charging excessive and improper fees to the Fund that should have been invested in the underlying portfolio. In doing so, Wells Fargo Investment Advisers and the Trustees (both as defined below) of the Funds that approved such fees being siphoned from the funds, breached their fiduciary duties to investors under the Investment Company Act and state law.

9. The truth about Wells Fargo was revealed on June 8, 2005 when the NASD charged 15 broker/dealers with Directed Brokerage violations. As detailed in the press release:

> NASD found that the 14 retail firms, most of which sold funds offered by hundreds of different mutual fund complexes, operated "preferred partner" or "shelf space" programs that provided certain benefits to a relatively small number of mutual fund complexes in return for directed brokerage. The benefits to mutual fund complexes of these quid pro quo arrangement included, in various cases, higher visibility on the firms' internal web sites, increased access to the firms' sales forces, participation in "top producer" or training meetings, and promotion of their funds on a broader basis than was available for other funds

* * *

> The retail firms generally monitored the amount of directed brokerage received to ensure that the fund complexes were satisfying their revenue sharing obligations. The use of directed brokerage allowed the fund complexes to use assets of the mutual funds instead of their own money to meet their revenue sharing obligations.

Press Release, NASD Charges 15 Firms With Directed Brokerage Violations, Imposes Fines Totaling More Than $34 Million, (June 8, 2005), *available at* http://www.nasd.com/web/idcplg?IdcService=SS_GET_PAGE&ssDocName=NASDW_014340 ("June 8, 2005 NASD Press Release."). Among the 14 broker/dealers exposed in the NASD release both H.D. Vest and WF Investments. H.D. Vest was also charged with violating the NASD's rules relating to non-cash compensation and breaching NASD rules with respect to supervisory systems and procedures.

10. Plaintiff seeks to recover damages caused by Defendants' violations of the Securities Act of 1933 ("Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), and the Investment Company Act of 1940 (the "ICA").

JURISDICTION AND VENUE

11. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Securities Exchange Act, 15 U.S.C. § 78aa; Section 22 of the Securities Act, 15 U.S.C. § 77v ; and Sections 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§ 80a-33(b), 80a-35(a), 80a-35(b), 80a-43 and 80a-47(a); and 28 U.S.C. §§ 1331, 1337 and 1367(a).

12. Venue is proper in this District pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1391. Substantial acts in furtherance of the alleged fraud, including the preparation and dissemination of materially false and misleading information, occurred within this District. Defendant Wells Fargo is headquartered in San Francisco.

13. In connection with the acts alleged herein, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

Plaintiff

14. Plaintiff, McDaniel Family Trust, through its trustees Arthur McDaniel and Florence McDaniel, purchased shares of the Wells Fargo Shelf-Space Funds during the Class Period and were thereby damaged. As set forth in the attached certification, Plaintiff purchased 45,065 shares of Franklin Income Fund through Wells Fargo on July 7, 2003; 2,393 shares of Massachusetts Investors Growth Fund on September 10, 2003; 1,594 shares of MFS Board Fund through Wells Fargo on December 24, 2001.

The Parent Company

15. Wells Fargo & Company is the ultimate parent of all Defendants named in this Complaint and is incorporated in Delaware. Wells Fargo is a diversified financial services company providing banking, insurance, investments, mortgage, and consumer finance. Through its subsidiary, Wells Fargo also markets, sponsors, and provides investment advisory, distribution, and administrative services to mutual funds, including Wells Fargo Funds. They are headquartered at 420 Montgomery Street, San Francisco, CA 94104. They were the ultimate beneficiary of the secret plan and scheme to push Shelf-Space Funds as alleged herein.

The Investment Advisers

16. Defendant Wells Fargo Funds Management, LLC ("Fund Management") is a Delaware corporation registered as an investment adviser under the Investment Advisers Act. Its offices are located at 525 Market St., San Francisco, CA 94105. It is an indirect wholly-owned subsidiary of Wells Fargo & Company. As the Investment Adviser, Fund Management is responsible for implementing the investment policies and guidelines for the Funds and for supervising the sub-adviser responsible for the day-to-day management of the Wells Fargo Funds, including the placing of orders for the purchase and sale of portfolio securities. In return, Fund Management received fees calculated as percentage of net assets under management. As of June 30, 2004, Fund Management managed over $75 billion in mutual fund assets. In breach of their fiduciary duties, the Investment Adviser Defendants provided self-serving information to the board

of Trustees of the funds and created a secret plan with broker/dealers to push Wells Fargo Funds which resulted in the shareholder investors footing the bill.

17. Funds Management is also herein referred to as the Investment Adviser.

Investment Sub-Adviser

18. Defendants Wells Capital Management Incorporated ("Wells Capital Management") is an affiliate of Funds Management and a sub-adviser for each of the Funds. It is responsible for the day-to-day investment management activities of the Funds. Wells Capital Management is compensated for its services by Funds Management for its services as adviser. It is located at 525 Market St., San Francisco, CA 94105.

The Broker/dealers

19. Defendant H.D. Vest Investment Services, LLC ("H.D. Vest") is a broker/dealer incorporated in Texas. H.D. Vest is an affiliated non-bank subsidiary of Wells Fargo & Company H.D. Vest entered into "shelf-space" arrangements during the Class Period, steering clients into the Shelf-Space Funds, in exchange for financial gain. Its address is 6333 North State Highway 161, 4th Floor, Irving, TX 75038-2200.

20. Defendants Wells Fargo Investments, LLC ("WF Investments") is a broker/dealer. WF Investments also entered into "shelf-space" arrangements during the Class Period steering clients into The Shelf-Space Funds, in exchange for financial gain. The firm's address is 420 Montgomery St., San Francisco, CA 94104.

21. Herein, Defendants WF Investments and H.D. Vest will be referred to as broker/dealer Defendants.

The Distributors

22. Defendant Stephens Inc. has served as the Distributor of the Wells Fargo Funds since July 26, 2004. Stephens Inc. is located at 111 Center Street, Little Rock, Arkansas 72201.

23. Defendant SEI Investments Distribution Company, prior to July 26, 2004, served as the Distributor to the Wells Fargo Funds.

24. Herein, Defendant Stephen Inc. and SEI Investment Distribution Co., will be collectively referred to as the "Distributor Defendants."

The Registrants

25. Defendant Wells Fargo Funds Trust is the Registrant of all the Wells Fargo Funds. Defendant Wells Fargo Funds Trust is an open-ended management company incorporated in Delaware and is registered with the SEC under the ICA. The mutual funds are organized as single registrants with several portfolios/series. Wells Fargo Funds Trust has principal executive offices at 525 Market Street, San Francisco, CA 94105.

SUBSTANTIVE ALLEGATIONS

26. The illegal activity set forth herein involves, the interrelated activities of two groups of Wells Fargo Defendants. Wells Fargo's broker/dealers, in clear contravention of their disclosure obligations and fiduciary responsibilities, failed to disclose that they had been aggressively pushing their sales personnel to sell the Shelf-Space Funds that provided them with financial incentives. Separate from the wrongdoing of the broker/dealer arm of Wells Fargo, the Wells Fargo Investment Adviser Defendants, who were investment advisers of the Proprietary Funds, entered into illegal revenue-sharing arrangements with several broker/dealers, including the Wells Fargo broker/dealers. The Investment Adviser defendants financed these arrangements by illegally charging excessive and improper fees to those funds, thereby breaching provisions of the ICA, state law and their fiduciary duties.

THE WELLS FARGO BROKER/DEALERS ENGAGED IN IMPROPER CONDUCT

Background

27. Wells Fargo provides banking, insurance, investments, mortgage and consumer finance to over 23 million customers through a network of over 6,160 financial services offices, the internet and distribution channels internationally. Wells Fargo has $435 billion in assets and over 150,000 employees. Wells Fargo calls its brokers "team members" and states on its website that the "team members" will provide clients with such "sound financial advice that we will help them

become financially successful." Wells Fargo Customer Service, http://www.wellsfargo.com/invest_relations/vision_values /7?display=print (last visited Nov. 2, 2005).

28. Wells Fargo states on its website that among its core values are that its employees "[v]alue and reward open, honest, two-way communication...[a]void any actual or perceived conflict of interest...[and] [c]omply with the letter and the spirit of the law." Wells Fargo What Are Our Values?, http://www.wellsfargo.com/invest_relations/vision_values/11?display=print (last visited Nov. 2, 2005). Indeed, the Wells Fargo Team Members Code of Ethics and Business Conduct states that team members must avoid conflicts of interest or the appearance of conflicts of interest and also notes that it is unlawful for team members to accept anything of value from any person, intending to be influenced or rewarded in connection with any business or transaction of Wells Fargo. Wells Fargo Team Members Code of Ethics and Business Conduct, at V.A. and L. (June 1, 2004), http://a248.e. akamai.net/7/248/1856/f2442122130f3d/www.wellsfargo.com/pages/about/corporate/ethics/team_member_code_of_ethics_2004.pdf. These internally published prohibitions on conflicts of interest are, of course, in addition to the matrix of market regulation governing the broker/dealers and prohibiting such conduct.

29. Wells Fargo's broker/dealers, in fact, carefully created an institutional revenue-sharing scheme wherein the broker/dealers received secret payments from the Shelf-Space Funds in exchange for recommending such funds regardless of their suitability to clients of Wells Fargo. The conflicts of interest in which the broker/dealer Defendants put themselves were even more egregious in light of the fact that the kickback payments received were the result of illegal fees charged on the funds into which Wells Fargo pushed its clients.

30. One method by which Wells-Fargo broker/dealers received kickbacks under their revenue-sharing scheme was to receive directed brokerage commissions. As discussed above, directed brokerage refers to the excess commissions resulting from mutual funds directing trades in their underlying portfolio of the securities to a broker/dealer in exchange for the broker/dealer's commitment to feature or promote the sale of the Fund's shares. This practice is prohibited by, among others, the NASD.

31. These illegal practices by Wells Fargo's broker/dealers are particularly heinous given the nature the clients they defrauded. The typical mutual fund investor is a married, middle-class individual in his or her forties with a median household income of $55,000. Nearly all mutual fund investors consider their investments to be long-term savings. Approximately 98% of mutual fund shareholders say their investments constitute long-term savings and about 77% cite retirement savings as their primary financial goal. David J. Carter, *Mutual Fund Board and Shareholder Action,* 3 Vill. J. & Investment Management at 8.

Wells Fargo Broker/dealers Received Incentives to Push the Proprietary Funds

32. WF Investments and H.D. Vest pushed the Proprietary Funds on unsuspecting clients. As a result, investors in the Proprietary Funds footed the bill for the financial incentives given to the retail broker/dealers as kickbacks.

33. WF Investments received revenue from its affiliate, Funds Management for pushing Wells Fargo Funds based on customer assets held by the Proprietary Funds. *See* Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, at 6 (June 2005) http://a248.e.akamai.net/7/248/1856/e41295a45abb78/www.wellsfargo.com/pdf/online_brokerage/mf_disc.pdf.

34. H.D. Vest also received revenue for pushing Wells Fargo Funds. *See* Important Information About Mutual Funds. *Available at* http://hdvest.com/investor-mutualfunds.html.

35. These arrangements were never adequately disclosed to investors in the Proprietary Funds by either broker/dealer.

Specific Programs Were Designed By WF Investments to Create Shelf-Space Arrangements

36. WF Investments implemented and managed a revenue-sharing program entitled "the Wells Fargo Platform Participants Revenue Sharing Program" with the Shelf-Space Funds. The program required fund families to pay WF Investments in order for brokers to promote their Funds to investors.

37. While promoting the Shelf-Space Funds to its clients, WF Investments represented the program Funds as being better for its clients than other funds available. Wells Fargo clients were led to believe that Wells Fargo brokers were recommending the Shelf-Space Funds based on

1 objective analysis which indicated that such Funds would perform better than offerings from other
2 fund companies. Only 18 mutual fund families out of the 325 fund families with which Wells
3 Fargo had distribution agreements were ranked by Wells Fargo as "Platform Participants." Wells
4 Fargo Investments, LLC, An Investor Guide to Mutual Funds, at 7 (June 2005).
5 38. WF Investment received the following revenue sharing payments from its Shelf-
6 Space Funds, or "Platform Participants":
7
8 - A minimum of $50,000 from each fund family annually;
9 - A 35 basis point ("bp") charge (0.35%) on the sales of shares; and
10 - Annual fees of 125 bp for holding equity mutual fund assets; 75 bp for
11 holding fixed income mutual fund assets; and higher rates for money market
12 mutual fund assets.

13 39. On top of the sales load and the commissions or concessions charged in connection
14 with the mutual Fund's offering, Defendants also received revenue through reimbursement for
15 expenses incurred by broker/dealers during educational and training conference seminars.
16 Defendant's broker/dealers also were able to share certain administrative costs such as record
17 keeping with the fund families. Wells Fargo Investments, LLC, An Investor Guide to Mutual
18 Funds, at 6 (June 2005).
19 40. The Platform Participants List of Shelf-Space Funds for WF Investments included
20 the following mutual fund families:
21 Franklin Templeton Investments
22 Putnam Investments
23 MFS Investment Management
24 Fidelity Investments
25 Evergreen Investments
26 Alliance Bernstein Investment Research and Management
27 Van Kampen Investments
28 AIM Distributors, Inc.

Oppenheimer Funds, Inc.

Eaton Vance Managed Investments

ING Funds Distributors, LLC

Allianz Global Investors Distributors , LLC

Federated

The Hartford Mutual Funds

Dreyfus Service Corporation

Delaware Investments

Pioneer Investment Management, Inc.

Scudder Investments

Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, at 7 (June 2005).

Specific Programs Were Designed By H.D. Vest to Create Shelf-Space Arrangements

41. Defendant H.D. Vest also entered into "shelf-space" arrangements with certain of the Shelf-Space Funds. In exchange for the kickbacks received from the Shelf-Space Funds, H.D. Vest provided the fund's investment advisers with enhanced access to the H.D. Vest broker/dealer sales force, and heightened visibility in the firm.

42. Part of H.D.Vest's "shelf-space" program was to reward brokers that sold a certain amount of Shelf-Space Funds. For example, H.D. Vest brokers that were big sellers of Shelf-Space Funds would be eligible for free trips to the company's conferences or free conference registration. Karen Damato, *Questions on Conflicts Can Extend to Planners --- U.S. Regulators Examine Financial Advisers' Ties To Mutual-Fund Families, Karen Damato*, The Wall St. J. Europe, June 17, 2005, at M1.

43. H.D. Vest received the following amounts in revenue sharing payments:

- A 10 to 25 bp charge on sales of shares;
- Annual fees of 5 to 15 bp for holding mutual fund assets;
- Lump sum payments which can be significant; and
- Cost sharing of educational, training, record-keeping and other sales costs.

44. The following Shelf-Space Funds paid for training and support, account administration or record-keeping services during the past year:

Oppenheimer Funds

Putnam Investments

Scudder Investments

MFS Investment Management

Van Kampen Investments

Lincoln Financial Distributors

AIM Investments

Phoenix Investment Partners

John Hancock Funds

Wells Fargo Funds

American Funds

Franklin Templeton Investments

Brokers Received Benefits for Pushing the Shelf-Space Funds

45. To ensure the dominance of Shelf-Space Funds, Defendants instituted a sales system wherein the individual employee broker/dealers also received benefits based on their sale of Shelf-Space Funds. For example, H.D. Vest reimbursed brokers' expenses incurred in connection with certain firm training and education conferences based, in part, on the brokers' sales of funds that participated in its preferred partner program - instead of giving equal weight to the sales of all mutual funds, as required by NASD rules. June 8, 2005 NASD Press Release.

Wells Fargo Promoted A Culture That Increased The Sales Of Shelf-Space Funds

46. Defendants cultivated a clandestine, incentive-driven culture among Wells Fargo's brokerage arm to sell Shelf-Space Funds, regardless of the comparative value of the funds.

47. Defendants' evaluation of the Shelf-Space Funds was neither objective nor performance-based. Instead, unbeknownst to Plaintiff and the Class, Defendants blatantly solicited the sponsorship of the Shelf-Space Funds' distributors and investment advisers for company events,

office parties, training and educational meetings and conferences in exchange for the inclusion of their funds in the "Platform Participants" Preferred Fund list. Shelf-Space Funds significantly benefited: their products were favorably perceived as having achieved a higher, "preferred" status based on their performance, while representatives from these Funds were given greater access to branch offices and were invited to corporate training and marketing events. Consequently, representatives from the Shelf-Space Funds were given increased opportunities to interact with Wells Fargo's brokers to promote the sale of their mutual funds.

48. Investment Advisers and Distributors from other mutual fund companies were forced to engage in this "pay to play" arrangement with Wells Fargo because Defendants condoned and even promoted this practice as a required course of conduct with Wells Fargo. In other words, if funds and their advisers did not pay Wells Fargo's broker/dealers kickbacks, then Wells Fargo would not sell their funds.

Wells Fargo Investments Charged Investors For Biased Financial Plans Which Were Utilized to Steer into Preferred Funds Through Its Various Financial Management Accounts

49. During the Class Period, Wells Fargo Investments Defendants, provided financial planning services to a substantial percentage of its clients. These financial plans included fee-based account programs such as Full Service Brokerage Accounts, Wells Asset Management accounts, WellsChoice account and WellsSelect account. Wells Fargo has 1200 brokers who on average have 452 accounts each.

50. Although Wells Fargo has stated that they "want to be advocates" for their customers and "to put them at the center of everything," http://www.wellsfargo.com/invest_relations /vision_values/9, they fail to properly disclose how investors may pay more with asset-based programs than when purchasing the mutual fund separately. Wells Fargo Customer Service (last visited Nov. 2, 2005). Instead, they vaguely note in a website statement to investors who are purchasing this financial guidance, "Please ask us questions to make sure you understand your rights and our obligations to you, including the extent of our obligations to disclose conflicts of interest and to act in your best interest. We are paid both by you and sometimes, by people who

1 compensate us based on what you buy." Wells Fargo, Wells Choice Acount, http://www.
2 wellsfargo.com/investing/styles/fc/accts/wellschoice (last visited Nov. 2, 2005).
3 51. Furthermore, there were improper incentives on both the firm and financial advisor
4 level to push asset-based programs. The percentage of brokerage revenues that Financial Advisors
5 received in asset-based programs was higher than the percentage of Firm Revenues they received on
6 most other products and services.
7 **The Shelf-Space Funds Paid Excessive Commissions through Directed Brokerage**
8 52. In connection with running the funds, the Shelf-Space Funds regularly traded
9 securities of issuers held in the Fund's portfolio and paid commissions on such trades to WF
10 Investments and H.D. Vest, among others. In return for the efforts of Defendant broker/dealers to
11 steer its clients into the Shelf-Space Funds, the Funds paid Wells Fargo directed brokerage
12 commissions that were in excess of what they would have paid under an agreement reached with
13 broker/dealers through arm's-length bargaining. The investment advisers would use these excessive
14 commissions to meet their revenue sharing commitments.
15 **Defendants Wells Fargo Investments and H.D. Vest Have Been Subject**
16 **to NASD Charges and Fines For the Alleged Conduct**
17 53. Wells Fargo's broker/dealers subsidiaries, WF Investments and H.D. Vest, have both
18 been charged and had fines placed on them for the exact conduct alleged in this complaint.
19 54. The NASD found that the broker/dealers firms operated "shelf-space" programs that
20 provided certain benefits to a relatively small number of mutual fund complexes in return for
21 directed brokerage. According to the NASD, the broker/dealer Defendants generally monitored the
22 amount of directed brokerage received to ensure that the fund complexes were satisfying their
23 revenue sharing obligations. June 8, 2005 NASD Press Release.
24 55. The NASD alleged that six fund companies directed trades to WF Investments to be
25 in its "preferred partner" program. They received "enhanced exposure," such as access to Wells
26 Fargo salespeople and the right to send prospecting letters to Wells Fargo's customers. Walter
27 Hamilton, *Brokerages Settle Fund-Sale Cases; Fifteen Firms Will Pay $34 Million to Resolve*
28 *Charges of Promoting Mutual Funds Based on the Fees They Paid*, L.A. Times, June 9, 2005 at C4.

56. As a result, WF Investments was fined $2,970,000 by the NASD for engaging in revenue sharing and directed brokerage arrangements with different fund families. June 8, 2005 NASD Press Release.

57. Well Fargo's other broker/dealer subsidiary, H.D. Vest, was also found to have received payments to operate a preferred partner program. The fine imposed on H.D. Vest also included charges related to violations of NASD rules relating to non-cash compensation. For example, H.D. Vest would reimburse brokers' expenses incurred in connection with certain firm training and education conferences based, in part, on the brokers' sales of funds that participated in its preferred partner program - instead of giving equal weight to the sales of all mutual funds, as required by NASD rules. *Id.*

58. As a result of these arrangements, H.D. Vest was fined $4,015,000 by the NASD. Neither WF Investments nor H.D. Vest had in place adequate procedures or policies to determine whether fund families had authority to make directed brokerage and revenue sharing arrangements. *Id.*

Defendants Failed To Disclose Their Fraudulent Practices

59. The revenue-sharing and kickback activities engaged in by the Defendants described above created conflicts of interest with respect to broker/dealers' management of client accounts. These conflicts of interest were not disclosed to Plaintiff and the Class, and were actively concealed from clients. Disclosure of these sales incentives and compensation structures were necessary for Wells Fargo's clients to make informed investment decisions. Through a constant barrage of financial incentives and programs, pressure was exerted on the WF Investment and H.D. Vest firms and their brokers to sell Shelf-Space Funds in order to receive additional compensation.

60. As described above, in return for the Defendant broker/dealers' efforts to steer their clients into the Shelf-Space Funds, the Funds paid the Wells Fargo broker/dealers kickbacks. Given that the kickbacks were paid out of Fund assets, other investors in the Shelf-Space Funds were paying for this "Shelf-Space" at Wells Fargo, but were not informed that their fees were being used for this purpose. At the time these arrangements were instituted, Wells Fargo anticipated receiving millions of dollars in revenue under it.

61. Wells Fargo disclosed information to its customers concerning mutual fund purchases primarily through supplying customers with the prospectuses and if requested, the statements of additional information ("SAIs") issued by the mutual funds.

62. Prior to investing in any of the Shelf-Space Funds, Plaintiff and each member of the Class were entitled to receive the appropriate prospectuses. The prospectuses and registration statements were deceptive and misleading as they failed to disclose Defendants' practice of steering investors to Shelf-Space Funds.

Defendants' Fraudulent Course Of Conduct

63. The practice of aggressively selling Shelf-Space Funds to investors, without disclosing Defendants' strong financial interest in recommending such Funds over other investment choices, coupled with Defendants' undisclosed practice of paying excessive commissions to Wells Fargo for steering investors their way, is a clear violation of Defendants' fiduciary obligations of loyalty and care to their clients and operated as a fraud and deceit against them. As a result of the undisclosed scheme, Plaintiff and other members of the Class sustained damages.

64. Defendants are liable for (i) making false statements, and/or for failing to disclose material adverse facts while selling shares of the Shelf-Space Funds, and/or (ii) participating in a scheme to defraud and/or a course of conduct that operated as a fraud or deceit on purchasers of the Shelf-Space Funds shares during the Class Period. The wrongful conduct alleged herein enabled Defendants to profit at the expense of Plaintiff and other Class members.

65. As alleged herein, Defendants acted with scienter in that Defendants knew that the public documents and statements issued or disseminated in the name of the Shelf-Space Funds were materially false and misleading, knew that such statements and documents would be issued or disseminated to the investing public, and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth herein in detail, Defendants, by virtue of their receipt of information reflecting the true facts regarding Shelf-Space Funds, their control over, and/or receipt and/or modification of Shelf-Space Funds' allegedly materially misleading misstatements and/or their associations with the Shelf-Space Funds which made them privy to confidential information

concerning the Shelf-Space Funds, culpably participated in the fraudulent course of conduct alleged herein.

66. Defendants were highly motivated to allow and facilitate the conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Investment Advisers, inter alia, received increased management fees which inured to their benefit and the benefit of Wells Fargo. In addition, Wells Fargo broker/dealers were highly motivated to engage in the wrongdoing alleged herein because it incurred lower costs when selling the Shelf-Space Funds, thereby increasing their profitability. Furthermore, Wells Fargo profited through the receipt of excessive commissions from the Proprietary Funds.

THE PROSPECTUSES, THEIR SAI AND PUBLIC STATEMENTS WERE MATERIALLY FALSE AND MISLEADING

67. Plaintiff and other members of the Class were entitled to receive one or more Prospectuses pursuant to which the Shelf-Space Funds shares were offered. The SAI is not distributed to investors, but available to them on request.

68. Prospectuses and their SAI are required to disclose all material facts in order to provide investors with information that will assist them in making an informed decision about whether to invest in a mutual fund. The law requires that such disclosures be in straightforward and easy to understand language such that it is readily comprehensible to the average investor.

69. Each of the Shelf-Space Funds Prospectuses and their SAIs issued during the Class Period failed to adequately disclose to investors material information about the mutual funds and the fees and costs associated with them. As seen below, each of the Prospectuses and their SAIs contained the same materially false and misleading statements and omissions regarding directed brokerage, 12b-1 fees and soft dollars.

70. Each of the Prospectuses and their SAIs issued during the Class Period contained substantially the same materially false and misleading omissions of key information regarding the Funds' directed brokerage and 12b-1 fees that were required to be disclosed in "easy to understand

language" such that a reasonable investor could make an informed decision whether or not to invest in the Funds.

71. The Wells Fargo Funds Trust SAI, dated July 26, 2004, which is similar in substance to the other SAIs for, states:

> The Board has concluded that the Plan is reasonably likely to benefit the Funds and their shareholders because the Plan authorizes the relationship with selling agents, including Wells Fargo Bank and Funds Management, that have previously developed distribution channels and relationships with the retail customers that the Funds are designed to serve. The Trustees believe that these relationships and distribution channels provide potential for increased Fund assets and ultimately corresponding economic efficiencies (i.e., lower per-share transaction costs and fixed expenses) that are generated by increased assets under management. In addition to payments received from the Funds, selling or servicing agents may receive significant additional payments directly from the Adviser, the Distributor, or their affiliates in connection with the sale of Fund shares.

Id.

72. However, these arrangements did the opposite. These arrangements increased expenses to investors' detriment. The SAI fails to disclose that these increased expenses benefit Advisers and Distributors' profit while decreasing investors' returns.

Material Omissions Regarding Directed Brokerage

73. The Hartford mutual fund family - one of the Shelf-Space Funds identified in Exhibit B attached hereto - is just one example of a fund complex engaged in making Shelf-Space payments to Wells Fargo broker/dealer firms. However, the Hartford Funds' Prospectuses and their SAIs are substantially similar to the Prospectuses and SAIs for all Shelf-Space Funds during the Class Period. For example, the March 1, 2003 SAI for the Hartford Mutual Funds, Inc. is essentially

identical in substance to all other Shelf-Space Fund SAI issued during the Class Period in that it states under the heading PORTFOLIO TRANSACTIONS AND BROKERAGE the following:

74. The Companies have no obligation to deal with any dealer or group of dealers in the execution of transactions in portfolio securities. Subject to any policy established by each Company's board of directors and HIFSCO, HIMCO and Wellington Management, as applicable, are primarily responsible for the investment decisions of each Fund and the placing of its portfolio transactions. In placing orders, it is the policy of each Fund to obtain the most favorable net results, taking into account various factors, including price, dealer spread or commission, if any, size of the transaction and difficulty of execution. While HIMCO and Wellington Management generally seek reasonably competitive spreads or commissions, the Funds do not necessarily pay the lowest possible spread or commission. Upon instructions from HIFSCO, Wellington Management may direct certain brokerage transactions to broker/dealers who also sell shares of funds in the fund complex. Upon instructions from HIFSCO, Wellington Management may also direct certain brokerage transactions to broker/dealers that pay for certain other services used by the Funds.

75. This statement is false and misleading, as are all of the Shelf-Space Fund Prospectuses and their SAIs, in that it fails to disclose that it directed brokerage commissions to Wells Fargo brokerages to satisfy pre-determined, negotiated arrangements for specific amounts of brokerage commissions with Wells Fargo broker/dealers. Additionally, the above statement is materially false and misleading for the following reasons:

(a) that investor assets were used to pay Wells Fargo's brokerage to satisfy bilateral arrangements between the Shelf-Space Funds and Broker/dealer Defendants whereby the broker steered clients into the Shelf-Space Funds;

(b) that brokerage commissions over and above those allowed by Rule 12b-1 were used to pay for the "shelf-space programs";

(c) that brokerage payments were directed to Wells Fargo brokerages to satisfy the "shelf-space" arrangements and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Shelf-Space Funds Rule 12b-1 Plan; and

(d) that such revenue sharing payment created undisclosed conflicts of interest.

Material Omissions Regarding 12b-1 Fees

76. With respect to statements regarding 12b-1 fees, the March 1, 2003 SAI Information for the Hartford Mutual Funds, Inc. is identical in substance to all Shelf-Space Fund Statements of Additional Information issued during the Class Period in that it states the following with respect to 12b-1 fees:

> General Distribution fees paid to HIFSCO may be spent on any activities or expenses primarily intended to result in the sale of the applicable Company's shares including: (a) payment of initial and ongoing commissions and other compensation payments to brokers, dealers, financial institutions or others who sell each Fund's shares, (b) compensation to employees of HIFSCO, (c) compensation to and expenses, including overhead such as communications and telephone, training, supplies, photocopying and similar types of expenses, of HIFSCO incurred in the printing and mailing or other dissemination of all prospectuses and statements of additional information, (d) the costs of preparation, printing and mailing of reports used for sales literature and related expenses, i.e., advertisements and sales literature, and (e) other distribution-related expenses and for the provision of personal service and/or the maintenance of shareholder accounts. These plans are considered compensation type plans which means that the Funds pay HIFSCO the entire fee regardless of HIFSCO's expenditures.

The above statement is materially false and misleading in that it fails to state that Hartford used 12b-1 fees to participate in "shelf-space programs" at Wells Fargo brokerages to provide kickbacks to Wells Fargo retail broker/dealers for directing their clients into Shelf-Space Funds. Additionally, the above statement is materially false and misleading for the following reasons:

(a) that investor assets were used to pay Wells Fargo to satisfy bilateral arrangements between the Shelf-Space Funds and Wells Fargo, such as the Platform Participants programs whereby the broker steered clients into the Shelf-Space Funds;

(b) that brokerage commissions over and above those allowed by Rule 12b-1 were used to pay for the Platform Participants program;

(c) that brokerage payments were directed to Wells Fargo to satisfy the "shelf-space" arrangements and that this directed brokerage was a form of marketing that was not disclosed in or authorized by the Defendants' Rule 12b-1 Plan; and

(d) that such revenue sharing payment created undisclosed conflicts of interest.

Defendants Were Misleading in Their Public Statements Regarding Brokers' Compensation

77. Both WF Investments and H.D. Vest's statements regarding revenue sharing arrangements and brokers' compensation were misleading. The website of both retail broker/dealers state that brokers do not receive "any portion of, or any additional compensation as a result of these payments or compensation arrangements." *See* Important Information About Mutual Funds, available at http://www.hdvest.com/investor-mutualfunds.html; and Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, June 2005, available at http://a248.e.akamai.net/7/248/1856/e41295a45abb78/www.wellsfargo.com/pdf/online_brokerage/mf_disc.pdf.

78. However, the NASD explicitly imposed a directed brokerage fine on H.D. Vest for reimbursing "brokers' expenses incurred in connection with certain firm training and educational conferences based, in part, on the brokers' sales of funds that participated in its preferred partner program -- instead of giving equal weight to the sales of all mutual funds, as required." *See* June 8, 2005 NASD Press Release.

Additional Scienter Allegations

79. As alleged herein, Defendants acted with scienter in that Defendants knew that the public statements issued or disseminated in the name of Shelf-Space Funds were materially false and misleading, knew that such statements would be issued or disseminated to the investing public, and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements as primary violations of the federal securities laws. As set forth elsewhere herein in detail, Defendants, by virtue of their knowledge of the true facts regarding the kickback scheme and improper influence exerted to push the Shelf-Space Funds on Wells Fargo clients, and their control over, and/or receipt and/or modification of Shelf-Space Funds' materially misleading omissions and misstatements and/or their associations with Wells Fargo which made them privy to confidential proprietary information concerning the Wells Fargo incentive scheme, culpably participated in the fraudulent scheme alleged herein. Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein.

Plaintiff And Other Members Of The Class Have Suffered Damages As A Result Of Defendant's Illegal And Improper Actions

80. As a result of Defendants' conduct alleged above, Plaintiff and the other members of the Class have suffered damages. The damages suffered by Plaintiff and the other members of the Class were a foreseeable consequence of Defendants' omissions and conduct, particularly in light of the fact that the net returns on the Shelf-Space Funds were diminished as a result of the improper kickbacks Wells Fargo broker/dealers took from the Shelf-Space Funds. Plaintiff and other members of the Class would not have purchased the Shelf-Space Funds, and paid the related commissions and fees associated with the Shelf-Space Funds, had they known of the illegal and improper practices the Defendants used to direct Plaintiff into the Shelf-Space Funds as alleged above. By investing in the Shelf-Space Funds, Plaintiff and other members of the Class received a return on their investment that was substantially less than the return on an investment they would have received had they invested the same dollars in a comparable fund. Alternatively, investors

could have invested fewer dollars in a non-Shelf-Space Fund to obtain a rate of return equal to or greater than that obtained at a higher price from the comparable Shelf-Space Fund.

81. Additionally, Plaintiff was deceived into buying shares of the Shelf-Space Funds at an artificially inflated value. Plaintiff accepted, as an integral aspect of a purchase of shares of the Shelf-Space Funds, that they would be required to pay fees and expenses against their ownership interests in the Shelf-Space Funds with the understanding that those charges were legitimate outlays for services that would benefit the mutual Fund and contribute positively to its value. In truth, a significant portion of those expenses was not being used to provide the services promised, but rather to increase the profits of Wells Fargo and its affiliates by financing the programs challenged in this lawsuit. As a result, the values of the Shelf-Space Funds were less than they appeared to be to the Plaintiff. Plaintiff and the other members of the Class have also suffered damages through commissions paid by Plaintiff and the other members of the Class for their purchase of shares of the Shelf-Space Funds. Had Plaintiff and the other members of the Class knew about the practices alleged above, Plaintiff and the other members of the Class would not have paid such commissions. Plaintiff's and the other members of the Class' damages as a result of the commissions they paid for shares of the Shelf-Space Funds were a foreseeable consequence of Defendants' failure to disclose.

THE WELLS FARGO FUNDS' INVESTMENT ADVISERS ENGAGED IN IMPROPER CONDUCT

Defendants Breached Their Duties By Charging Excessive Fees And Failing To Disclose These Practices

82. The fees charged to mutual fund investors should reflect the equivalent of fees that would have been within the bounds of arm's-length bargaining. Trustees are charged with the responsibility of negotiating the fees charged to the fund on behalf of the investors who, individually, are unable to negotiate such fees. At the same time, investment advisers and their affiliates have a fiduciary duty with respect to the fees that are charged to investors in that such fees must be reasonably related to the services provided and conflicts of interest must be disclosed.

83. Congress and the Supreme Court have recognized the potential conflicts of interest that exist in the mutual fund industry and created safeguards to protect investors. Congress adopted

Section 15(c) of the ICA which imposes upon Investment Advisers a duty to furnish shareholders with any information necessary to evaluate advisory contracts. Since it is difficult for investment advisers to be completely impartial toward clients, given their profitability goals, investment advisers are under a duty to disclose to clients all material information "which might incline an investment adviser – consciously or unconsciously – to render advice which is not disinterested." *SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 191-92 (1963). The Investment Adviser Defendants failed to adequately disclose to shareholders that fees were actually being used for the payment of kickbacks to brokers solely to benefit the Investment Adviser Defendants and the other Defendants, and that investors themselves did not receive any benefit therefrom. In fact, the inflated fees that the Investment Adviser Defendants charged the Funds and their investors were not reasonably related to services rendered and were therefore excessive.

84. Distributors, as affiliates of the investment advisers, also owe a fiduciary duty to investors with respect to the fees investors pay. Furthermore, the NASD has implemented additional regulations to prevent registered distributor broker/dealers (such as the Distributor Defendant here) from offering gifts or making directed brokerage payments to brokers on the condition of increasing sales of a mutual fund. In violation of the foregoing, the Distributor Defendant was the conduit for arrangement of the revenue sharing payments to brokers. For example, according to disclosures by Morgan Stanley, gross payments, asset payments and recordkeeping payments were made to brokers by the Distributor Defendant on behalf of the Wells Fargo Fund family in exchange for Shelf-Space. In exchange for sharing costs, Shelf-Space Funds receive enhanced access to WF Investments' sales force, and may interact with its broker/dealers during training events, conference calls and meetings. They also receive heightened visibility through the distribution of sales literature and newsletters, and by means of links, information and lists posted on WF Investments' intranet pages. *See* Wells Fargo Investments, LLC, An Investor Guide to Mutual Funds, June 2005. *Available at* http://a248.e.akamai.net/7/248/1856/e41295a45abb78/www.wellsfargo.com/pdf/online_brokerage/mf_disc.pdf.

The Excessive Fees At Issue

85. The fees at issue in this case include, without limitation, the investment adviser fees (including administrative fees), Rule 12b-1 fees (including service fees), and directors' fees paid by the Proprietary Funds. Investment adviser fees are calculated as a percentage of assets under management. As the fund assets increase, the dollar amount of such fees parallel this growth Rule 12b 1 permits a fund to pay "12b-1" distribution fees out of fund assets only if the fund has adopted a 12b-1 plan authorizing their payment. Distribution fees include fees paid for marketing and selling fund shares, such as compensation for brokers and others who sell fund shares, and payments for advertising, the printing and mailing of prospectuses to new investors and the printing and mailing of sales literature. The NASD has placed a 1% cap on the amount of 12b-1 fees that may be charged to a fund, and the Wells Fargo Defendants have often charged the maximum amount (1%) permissible. In this case, Defendants inflated the 12b-1 fees charged to investors so that they could use these excessive payments under the guise of 12b-1 fees as payments to brokers to push Wells Fargo Funds over other funds offered by the brokers.

86. Service fees are fees paid to persons to respond to investor inquiries and provide investors with information about their investments. Unlike distribution fees, a fund may pay shareholder service fees without adopting a 12b-1 plan. The NASD imposes an annual .25% cap on shareholder service fees (regardless of whether these fees are authorized as part of a 12b-1 plan).

87. "Soft Dollar" practices are arrangements under which products or services other than execution of securities transactions are obtained by an adviser from or through a broker/dealer in exchange for the direction by the adviser of client brokerage transactions to the broker/dealer. In other words, "commissions" payments may include payments for not only purchase and sales execution, but also for other specified services. The SEC has defined permissible payments to include payments for, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." 15 U.S.C. §78bb.

88. Soft Dollars are a way for mutual funds to get services without having to pay for them directly with cash. For example, with Soft Dollars, the mutual fund will pay in-kind (i.e., with Soft Dollars) by, inter alia, passing on business to the brokerage. With Soft Dollars, the expenses

are hidden in the trading costs. Wells Fargo's Soft Dollar payments at issue here were excessive because they were payments with no corresponding benefit (i.e., something for nothing). The payments were only made to help finance Wells Fargo's Shelf-Space agreements alleged herein, with no additional benefits accruing to the investors. As a result, there was a disproportionate relationship between the payments made and the services rendered.

89. Directed brokerage is the practice whereby investment advisers direct underlying portfolio securities transactions to broker/dealers that sell shares of the fund to remunerate brokers for pushing their funds instead of other fund companies' funds. This practice directly harms investors, especially where, as here, the fund is alleged to be "paying up," or trading securities at commission rates higher than the fund would otherwise pay if it were not indirectly paying for distribution through directing brokerage. Directed brokerage creates a material conflict of interest because the investment adviser has a strong incentive to use brokerage commissions to increase the size of its funds (thereby increasing management/advisory fees) and to avoid paying brokers out of its own assets. Directed brokerage may also be used to circumvent NASD rules on sales charges, undermining the protection afforded to investors under §22(b) of the ICA, which states that

> the price at which such security is offered or sold to the public shall not include an excessive sales load but shall allow for reasonable compensation for sales personnel, broker/dealers, and underwriters, and for reasonable sales loads to investors...

Id.

90. Revenue sharing occurs when the investment adviser or its affiliate makes cash payments to a broker/dealer in exchange for the broker/dealer pushing shares of that fund. Revenue sharing arrangements are problematic, *inter alia*, because plan providers cannot uphold their fiduciary responsibilities when they choose to include or exclude funds based solely on the fund's participation in a revenue sharing arrangement rather than based on the benefit to the participant. The SEC has stated that "[r]evenue sharing arrangements not only pose potential conflicts of interest, but also may have the indirect effect of reducing investors' returns by increasing the distribution-related costs incurred by funds. Even though revenue sharing is paid to broker/dealers

directly by fund investment advisers, rather than out of fund assets, it is possible that some advisers may seek to increase the advisory fees that they charge the fund to finance those distribution activities... Moreover, revenue sharing arrangements may prevent some advisers from reducing their current advisory fees." 69 Fed. Reg. 6438, 6411 n. 21 (February 10, 2004).

91. The Investment Adviser Defendants (along with the Distributor Defendant) secretly siphoned monies from the Funds and their investors in various forms, as described above and discussed further below, in order to pay for Shelf-Space at brokerage houses. The Wells Fargo Funds grew as a result and so did the management and 12b-1 asset-based fees paid to the Investment Adviser and Distributor Defendants. But the services being performed by the Investment Adviser and Distributor Defendants did not change, and economies of scale were not passed on to investors, resulting in the receipt of excessive fees from investors.

The Fees Charged Were Excessive and Not Related to the Services Provided

92. Defendants charged the Funds excessive investment adviser fees and 12b-1 fees that were not reasonably related to the services being provided. When examining the source of excessive fees, the legislative history of Section 36(b) states:

> It is noted ... that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency of the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.

S. Rep. No. 91-184, at 5-6 (1969), reprinted in 1970 U.S. Code Cong. & Ad. News, at 4901-02.

93. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. Defendants' incremental costs of providing advisory services to the Funds were nominal. The additional fees received by Defendants were disproportionate given that the nature, quality and level of the services remained the same. On a per share basis, it does not

cost more to manage additional assets in a growing fund because economies of scale occur on both the fund complex and portfolio level for various costs incurred. For example, many of the costs, such as the costs of research for a particular investment, remain fixed regardless of the amount of assets in a given fund devoted to that investment.

94. During the relevant time frame, the Proprietary Funds' assets managed by the Investment Adviser Defendant have grown dramatically, resulting in greatly increased advisory, 12b-1 and administrative fees. That immense growth of assets under management has also generated substantial economies of scale to the great benefit of the Investment Adviser and Distributor Defendants, which have not been passed on to the Proprietary Funds through lower fees. As has been noted, the mutual fund industry is a business in which economies of scale are present and are statistically significant. William Baunol, The Economics of Mutual Fund Markets: Competition Versus Regulation, 186, 190, Boston: Kluwer Academic (1990).

95. The economies of scale enjoyed by Defendants have not been shared with the Proprietary Funds or their investors. The Investment Adviser Defendant and Distributor Defendant, in charging fees to the Funds, failed to pass on the economies of scale they were realizing as the Funds grew. The Director Defendants ignored this failure and allowed the Investment Adviser and Distributor Defendants to continue to charge the Proprietary Funds excessive fees. As the SEC has made clear, "[i]f the fund or fund family is experiencing economies of scale, fund directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees, or that the adviser provide additional services under the advisory contract... If the fund or fund family is not experiencing economies of scale, then the directors may seek to determine from the adviser how the adviser might operate more efficiently in order to produce economies of scale as fund assets grow." SEC, Division of Investment Management: Report on Mutual Fund Fees and Expenses, at B1 (Dec. 2000) ("SEC Report on Mutual Fund Fees"), available at http://www.sec.gov/news/studies/feestudy.htm.

Excessive Investment Adviser Fees Were Improperly Used To Pay For Revenue Sharing

96. Defendants charged the Proprietary Funds and their investors inflated advisory fees to pay part of Defendants' revenue sharing agreements. These fees force Investment Advisory Defendants to keep fees high to pay for revenue sharing arrangements. The fees were not related to any services provided to investors, but solely to Investment Adviser Defendants. Furthermore, these fees should have been subject to Rule 12b-1 since they dealt with distribution. Advisory fees paid to an investment adviser with the intent of allocating a certain amount towards distribution practices, such as revenue sharing, where the investment adviser and its affiliates claim to make payments from their own profits, are regulated under Rule 12b-1 and Section 36(b). As the SEC explained, "Rule 12b-1 could apply . . . in certain cases in which the adviser makes distribution related payments out of its own resources.... 'if ***any allowance*** were made in the investment adviser's fee to provide money to finance distribution.'" *Investment Company Act of 1940 Rule 12b-1, 1998 SEC No-Act. Lexis 976, at *16 (citing Payment of Asset-Based Sales Loads By Registered Open-Ended Management Investment Companies*, Investment Company Act Release No. 16431, 1988 SEC LEXIS 1206 (June 13, 1988)) (emphasis added). Defendants paid for part of these revenue sharing arrangements through advisory fees to circumvent sales limits placed on distribution.

The Investment Adviser Defendants Used Rule 12b-1 Marketing Fees For Improper Purposes

97. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan and any related agreements must be approved by a vote of the majority of the board of Trustees; and the board of Trustees must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the Trustees "have a duty to request and evaluate, and any

person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The Trustees may continue the plan if the board of "directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and sections 36(a) and (b) [15 U.S.C. § 80a-35(a) and (b)] of the Act, that there is a reasonable likelihood that the plan will benefit the company and its shareholders." [Emphasis added.]

98. The exceptions to the Section 12b-1 prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Investment Adviser Defendants and Distributor Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

99. However, the purported Rule 12b-1 fees charged to the Funds' investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the Funds were marketed and the number of Fund investors increased, any potential economies of scale were not passed on to the Proprietary Funds' investors.

100. As fund assets increase, certain fixed costs remain the same, thereby reducing the overall costs per investor. Despite this fact, Defendants failed to impose 12b-1 breakpoints – i.e., reductions in 12b-1 fees – for payments that should not have increased as the size of the Fund assets increased.

101. This increase and/or constancy in fees while the net asset value plummeted, and the failure of the Investment Adviser to grant any 12b-1 breakpoints, illustrate that the distribution fees were excessive. The Wells Fargo Funds' marketing efforts were creating diminishing marginal returns under circumstances where increased Fund size correlated with reduced liquidity and Fund performance. Defendants failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments not only harmed existing Wells Fargo Fund investors, but

also were improperly used to induce brokers to breach their duties of loyalty to their prospective Proprietary Fund investors.

102. As discussed throughout this Complaint, in violation of Rule 12b-1, Defendants made and received additional undisclosed payments to their brokers in the form of excessive commissions that were not disclosed or authorized by the Funds' Rule 12b-1 Plan. Defendants wrongfully inflated advisory fees by shifting to the Funds or investors expenses which were the responsibility of the Adviser Defendants without any corresponding reduction in the advisory fees. This resulted in inflated advisory fees. As also summarized by the same Wells Fargo SAI:

> The Distributor may enter into selling agreements with one or more selling agents ... under which such agents may receive compensation for distribution-related services from the Distributor, including, but not limited to, commissions or other payments to such agents based on the average daily net assets of Fund shares attributable to their customers. The Distributor may retain any portion of the total distribution fee payable thereunder to compensate it for distribution-related services provided by it or to reimburse it for other distribution-related expenses.

Id.

103. The SAI states wrongful conduct, including their willful disregard of the opportunities for the Funds paid to the affiliated brokers, constitutes a breach of fiduciary duty to Wells Fargo Funds' investors.

Improper Use of Soft Dollars

104. Investment Advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that a fund manager shall not be deemed to have breached his fiduciary

duties "solely by reason of his having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting that transaction, if such person determined in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §78bb(e)(1) (Emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include any service that "provides lawful and appropriate assistance to [the] money manager in performance of his investment decision making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "soft dollars."

105. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor by routinely using soft dollars as excessive commissions to pay brokers to push clients into the Shelf-Space Funds. The Investment Adviser Defendants used soft dollars to pay for these excessive commissions that served as kickbacks to brokers, thus charging the Wells Fargo Fund investors for costs not covered by the Section 28(e) safe harbor and that were in violation of the Investment Advisers' fiduciary duties.

106. As a result, the amounts paid for so-called "research" were expenses that were unnecessary for management of the Wells Fargo Funds' investments because the real purpose of such payments was to improperly increase sales of shares of the Wells Fargo Funds. Alternatively, if such fees were necessary, the Investment Advisers were improperly inflating their management fees for "research" that had already been conducted and was not effective.

The Improper Use of Excessive Commissions and Directed Brokerage Business

107. The Investment Adviser Defendants and Distributor Defendants used excessive commissions and directed brokerage business to compensate broker/dealers who steered their clients into Wells Fargo Funds as part of quid pro quo Shelf-Space arrangements between Wells Fargo and various brokerages. Such payments and directed brokerage payments were used to fund sales contests and other undisclosed financial incentives to further push Wells Fargo Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients into Wells

Fargo Funds regardless of the Funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty.

108. In addition to corroding the broker-investor relationship, Defendants' misuse of directed brokerage commissions to pay for the Shelf-Space arrangements decreased the transparency of the Fund costs to advisers. Monies spent through directed brokerage do not show up as expenses, but are merely reflected as a decrease in investors' returns. The opaqueness of this form of payment also allowed the Investment Adviser and Distributor Defendants a way to circumvent 12b-1 fee limits placed by the NASD.

109. By paying the excessive commissions and directing brokerage business to participate in Shelf Space programs, the Investment Adviser Defendants and Distributor Defendant violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

Actions Against Other Mutual Fund Advisers/Distributors/Affiliates

110. In actions to date involving Massachusetts Financial Services, Co., Franklin Templeton Distributors, Inc., Putnam Investment Management, LLC, American Funds Distributors, Inc., OppenheimerFunds, Inc. and OppenheimerFunds Distributor, Inc., as well as PIMCO Funds' PA Fund Management LLC, PEA Capital LLC and PA Distributors LLC, the SEC (along with other regulators) has condemned the revenue sharing and directed brokerage practices at issue in this Complaint, stating that they create insurmountable, undisclosed conflicts of interest in violation of the securities laws.

111. As established in a recent Administrative Proceeding against Massachusetts Financial Services, Inc. ("MFS") for similar practices complained of herein:

> **MFS Did Not Adequately Disclose to MFS Shareholders that it Allocated Fund Brokerage Commissions to Satisfy Strategic Alliances.**
>
> * * *
>
> Specifically, Item 16(c) of the Form N-1A requires a description in the SAI of "how the Fund will select brokers to effect securities

transactions for the Fund" and requires that "[i]f the Fund will consider the receipt of products or services other than brokerage or research services in selecting brokers, [the Fund should] specify those products or services."

* * *

The SAIs did not adequately disclose to shareholders that MFS had entered into bilateral arrangements in which it agreed to allocate specific negotiated amounts of fund brokerage commissions, subject to best execution, to broker/dealers for "shelf space" or heightened visibility within their distribution systems.

See March 31, 2004 SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings and Imposing Remedial Sanctions against MFS, File No. 3-11450, *available at* http://www.sec.gov/litigation/admin/ia-2224.htm. (Emphasis added.)

112. On September 15, 2004, mutual fund advisor PIMCO and its affiliates entered into a settlement with the SEC. Similar to the allegations in this Complaint against Fidelity, the SEC charged PIMCO entities with failing to disclose their use of directed brokerage to pay for "shelf space" at brokerage firms. The SEC press release stated:

> The Securities and Exchange Commission announced today a settled enforcement action against the investment adviser, sub-adviser, and principal underwriter and distributor for the PIMCO Funds Multi-Manager Series funds (the PIMCO MMS Funds). The suit charges the entities with **failing to disclose to the PIMCO MMS Funds' Board of Trustees and shareholders material facts and conflicts of interest that arose from their use of directed brokerage on the PIMCO MMS Funds' portfolio transactions to pay for "shelf space" arrangements with selected broker/dealers.**

* * *

> Stephen M. Cutler, Director of the SEC's Division of Enforcement, stated, "An investment adviser's undisclosed use of mutual fund assets to defray the adviser's, or an affiliated distributor's, own marketing expenses is a breach of the adviser's duty. Our action today — like the action brought by the Commission against Massachusetts Financial Services Company some six months ago — demonstrates the Commission's resolve to ensure that mutual fund shareholders know how their money is being spent."

See Press Release, U.S. Securities and Exchange Commission, SEC Charges PIMCO Entities with Failing to Disclose Their Use of Directed Brokerage to Pay for Shelf Space at Brokerage Firms (Sept. 15, 2004) (on file with author), *available at* http://www.sec.gov/news/press/2004-130.htm (emphasis added).

113. On December 13, 2004, the SEC announced a settlement of charges against mutual fund investment adviser Franklin Advisers, Inc. and Franklin Templeton Distributors (collectively "Franklin") "alleging that Franklin, without proper disclosure, used fund assets to compensate brokerage firms for recommending the Franklin Templeton mutual funds over others to their clients." The SEC press release continued:

> This practice is known as compensating brokerage firms for "shelf space." As part of the settlement, Franklin agreed to pay $1 in disgorgement and a $20 million penalty as well as undergo certain compliance reforms.
>
> * * *
>
> The use of brokerage commissions to compensate brokerage firms for marketing created a conflict of interest between FA and the funds because FA benefited from the increased management fees resulting from increased fund sales. Mutual funds that follow this practice of using brokerage commissions for marketing have an incentive to do their fund portfolio trading through brokerage firms that might not be

> the best choice for fund shareholders. FA was required, but failed, to disclose adequately the arrangements to the boards so they could approve this use of fund assets, and to shareholders so they could be informed when making investment decisions.

See Press Release, U.S. Securities and Exchange Commission, Franklin Advisers and Franklin Templeton Distributors to Pay $20 Million to Settle Charges Related to Use of Brokerage Commissions to Pay for Shelf Space (Dec. 13, 2004) (on file with author), *available at* http://www.sec.gov/news/press/2004-168.htm.

114. Further illustrating that the NASD views directed brokerage payments as improper, a February 16, 2005 press release regarding the NASD's filing of a complaint against American Funds Distributors states:

> American Funds Distributors, Inc. [ ] violat[ed] NASD's Anti-Reciprocal Rule by directing approximately $100 million in brokerage commissions over a three-year period to about 50 brokerage firms that were the top sellers of American Funds.
>
> * * *
>
> The commissions were payments for executing trades for the American Funds' portfolio that were directed to the brokerage firms as additional compensation for past sales of American Funds, and to ensure that American Funds would continue to receive preferential treatment at those firms.
>
> * * *
>
> "Prior cases in this area have focused on retail firms that received directed brokerage payments from mutual fund companies in exchange for giving preferential treatment to their funds," said NASD Vice Chairman Mary L. Schapiro. ***"Today's action makes clear that it is just as impermissible to offer and make such payments as it is to receive them."***

See News Release, NASD Press Room, NASD Charges American Fund Distributors, Inc. With Arranging $100 Million in Directed Brokerage Commissions for Top Sellers of American Funds (Feb. 16, 2005) (on file with author), *available at* http://www.nasd.com/web/idcplg?IdcService=SS_GET_PAGE&ssDocName=NASDW_013358 (emphasis added).

115. In the September 14, 2005 settlement with the SEC of charges against mutual fund investment adviser OppenheimerFunds, Inc. ("OFI") and OppenheimerFunds Distributor, Inc. ("OFDI") (collectively, "Oppenheimer"), which alleged that Oppenheimer used brokerage commissions on trades executed for Oppenheimer funds to reduce the revenue sharing obligations it had with certain broker/dealers, the SEC noted that:

> By using Fund assets in the form of brokerage commissions, OFI and OFDI avoided having to expend their own assets to meet revenue sharing obligations ... [Oppenheimer] failed to inform the Funds' shareholders in the Funds' prospectuses or Statements of Additional Information ("SAIs") that OFI and OFDI used the Funds' assets to reduce OFDI's revenue sharing obligations.
>
> * * *
>
> OFI, as a fiduciary, had a duty to disclose conflicts of interest to the Fund Boards and to disclose material information that would expose the actual and potential conflicts of interest it faced relating to the use of Fund assets in connection with revenue sharing arrangements.

See September 14, 2005 SEC Order Instituting Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions against Oppenheimer Funds Inc., File No. 3-12038 ("Oppenheimer SEC Order"), *available at* http://www.sec.gov/litigation/admin/34-52420.pdf (emphasis added).

116. The actions of the Wells Fargo Defendants described herein are no different from those already condemned by the SEC and others.

1 **Defendants' Wrongdoing Directly Impacted Plaintiff and the Class**

2 117. A mutual fund company is very different from a traditional corporation, in that a
3 mutual fund is:

4 a "mere shell," **a pool of assets** consisting mostly of portfolio
5 securities that **belongs to the individual investors** holding shares in
6 the fund. The management of this asset pool is largely in the hands of
7 an investment adviser, an independent entity which generally
8 organizes the fund and provides it with investment advice,
9 management services, and office space and staff....

10 *Moses v. Black*, No. 78-1913, 1981 U.S. Dist. LEXIS 10870, at *8 (S.D.N.Y. Feb. 3, 1981)
11 (emphasis added).

12
13 118. Unlike the situation in regard to a traditional corporation, if those in charge of a
14 mutual fund engage in wrongful activities negatively impacting the mutual fund, investors are
15 directly impacted because a mutual fund is nothing more than a collection of the investors' money.
16 When a cost is imposed on a traditional corporation, that cost impacts the NAV of the corporation,
17 but it does not necessarily impact the market price of the corporation's shares. Thus, there is no
18 direct impact of those costs on the shareholder. In contrast, costs imposed on a mutual fund directly
19 reduce the price at which the fund's shares are bought and sold, and do directly and immediately
20 impact fund shareholders.

21 119. Unlike a traditional corporation, mutual fund shares do not trade at a price set by a
22 public market. Rather, they are bought from the fund and sold back to the fund at NAV of the fund
23 per share. Open-end mutual funds such as the Wells Fargo Funds are required to issue "redeemable
24 securities," which are defined as "any security . . . under the terms of which the holder, upon its
25 presentation to the issuer . . . is entitled . . . to receive approximately his proportionate share of the
26 issuer's current net assets, or the cash equivalent thereof." 15 U.S.C. § 80a-2(a)(32). The value of
27 an investor's mutual fund is determined by subtracting a fund's liabilities from its assets to arrive at
28 the fund's NAV. The excessive fees and charges at issue here immediately reduced the Funds'

NAV per share, decreasing the amount at which each shareholder is entitled to redeem his or her shares. This has a direct impact on shareholders.

120. The SEC has also acknowledged that the improper use of 12b-1 fees, directed brokerage and revenue sharing harms fund shareholders directly, noting that:

> Foregoing an opportunity to seek lower commission rates, to use brokerage to pay custodial, transfer agency and other fund expenses, or to obtain any available cash rebates, *is a real and meaningful cost to fund shareholders*.
>
> * * *
>
> We believe that the way brokerage has been used to pay for distribution involves unmanageable conflicts of interest that may harm funds and fund shareholders.

Prohibition on the Use of Brokerage Commissions to Finance Distribution, SEC Release No. IC-26356, 2004 SEC LEXIS 418, at *20-21 (Feb. 24, 2004) (emphasis added).

The Excessive Fees Charged Are Material

121. Although the various fees charged mutual fund investors may seem small per each individual investor, mutual funds are long-term investment vehicles, whose compounded expenses can have a significant impact on returns. Approximately 98% of mutual fund shareholders say their investments constitute long-term savings and about 77% cite retirement savings as their primary financial goal. David J. Carter, *Mutual Fund Board and Shareholder Action, Villanova Journal of Law and Investment Management*, Vol. 3, No.1, pg. 8.

122. Arthur Levitt, past Chairman of the SEC, has observed this and is critical of what he calls the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how seemingly small fees can, over time, create such drastic erosion in returns ... In the years ahead, what will mutual fund investors say if

they realize too late their returns have fallen hard under the weight of compounding fees?

Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money, Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L. 261, 267 (2000).

123. As noted by Representative Richard Baker (R-La.)., the chairman of the House subcommittee on capital markets, "The majority of investors work 40 to 60 hours a week, check off a box and send their money into a black hole ... With more unsophisticated people involved in this market than ever, we need better disclosure." Neil Weinberg and Emily Lambert, The Great Fund Failure, Forbes.com, September 15, 2003, http://www.forbes.com/personalfinance/retirement/forbes/2003/0915/176.html. The fees will differ among investors because the Fund offers multiple classes of shares. Each Class represents a pro rata interest in the Fund but is subject to different expenses. The fees essentially get passed through to the investor in varying amounts depending on which class of share he or she is invested in.

CLASS ACTION ALLEGATIONS

124. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class of all persons or entities who held shares or like interests in any of the Shelf-Space Funds between June 30, 2000 and June 8, 2005, inclusive, and who were damaged thereby. Excluded from the class are Defendants, members of their immediate families and their legal representatives, heirs, successors, or assigns and any entity in which Defendants have or had a controlling interest (the "Class").

125. The Class is divided into the following subclasses:

The Purchasers Subclass: This Class includes all persons or entities who purchased shares or like interests of any of the Shelf-Space Funds at any time during the Class Period (the "Purchasers Subclass").

The Holders Subclass: This subclass includes all persons or entities who held shares or like interests of any of the Wells Fargo Funds at any time during the Class Period (the "Holders Subclass").

126. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed class. Record owners and other members of the Class may be identified from records maintained by the Shelf-Space Funds and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal securities laws that is complained of herein.

127. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

128. Whether the federal securities laws were violated by Defendants' acts as alleged herein; and

129. To what extent the members of the Class have sustained damages and the proper measure of such damages.

130. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SECURITIES ACT CLAIMS

COUNT I

ON BEHALF OF THE PURCHASERS SUBCLASS AGAINST WELLS FARGO FOR VIOLATION OF SECTION 12(A)(2) OF THE SECURITIES ACT

131. Members of the Purchasers Subclass repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, members of the Purchasers Subclass expressly exclude and disclaim any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

132. This claim is brought pursuant to Section 12(a)(2) of the Securities Act, 15 U.S.C. § 77l(a)(2), on behalf of the Purchasers Subclass against Wells Fargo for Wells Fargo's failure to disclose sales practices that created an insurmountable conflict-of-interest.

133. Wells Fargo was the seller, or the successor in interest to the seller, within the meaning of the Securities Act, for one or more of the Shelf-Space Fund shares sold to members of the Purchasers Subclass because it either: (a) transferred title of shares of the Shelf-Space Funds to members of the Purchasers Subclass; (b) transferred title to shares of the Shelf-Space Funds to the Shelf-Space Funds distributors that in turn sold shares of the Shelf-Space Funds as agents for the Shelf-Space Funds; and/or (c) solicited the purchase of shares of the Shelf-Space Funds by members of the Purchasers Subclass.

134. During its sale of the Shelf-Space Funds to members of the Purchasers Subclass, Wells Fargo broker/dealers failed to disclose the directed brokerage and other improper inducements alleged herein that its firm and brokers received. These inducements created an insurmountable conflict of interest. Wells Fargo also caused to be issued to members of the Purchaser Subclass the Prospectuses that failed to disclose that fees and commissions from the Shelf-Space Funds would be used to pay brokers for directing investors into the Shelf-Space Funds.

135. As set forth herein, when they became effective, all Shelf-Space Funds' Prospectuses were misleading as they omitted the following material facts:

(a) that the Investment Advisers to the Shelf-Space Funds authorized the payment from fund assets of excessive commissions to broker/dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor";

(b) that the Investment Advisers to the Shelf-Space Funds directed brokerage payments to firms that favored the Shelf-Space Funds, which was a form of marketing that was not disclosed in or authorized by the Funds Rule 12b-1 plans;

(c) that the Shelf-Space Funds' Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plans were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Shelf-Space Funds' directors and trustees and there was not a reasonable likelihood that the plans would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to the Shelf-Space Funds, the Investment Advisers to the Shelf-Space Funds were knowingly aiding and abetting a breaches of fiduciary duty, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Shelf-Space Funds to new investors were not passed on to the Shelf-Space Funds investors; on the contrary, as the Shelf-Space Funds grew, fees charged to the Shelf-Space Funds investors continued to increase; and

(f) that the Investment Advisers to the Shelf-Space Funds improperly used soft dollars and excessive commissions, paid from the Shelf-Space Funds assets, to pay for overhead expenses the cost of which should have been borne by the Investment Advisers to the Shelf-Space Funds and not the Shelf-Space Funds investors.

(g) Members of the Purchasers Subclass have sustained damages due to Wells Fargo's violations.

136. At the time they purchased the Shelf-Space Funds shares traceable to the defective Prospectuses, members of the Purchasers Subclass were without knowledge of the facts concerning the material omissions alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT II

AGAINST ADVISER DEFENDANTS AND TRUSTEE DEFENDANTS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

137. Plaintiff repeat and reallege each and every allegation contained above, except that for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

138. This claim is brought pursuant to Section 15 of the Securities Act against Wells Fargo as control persons of the Shelf-Space Funds. It is appropriate to treat these Defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the prospectuses, public filings, press releases and other publications are the collective actions of Wells Fargo.

139. Each of the Adviser is liable under Section 15 of the Securities Act as set forth herein.

140. Each of Defendants was a "control person" of the Adviser Defendants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Wells Fargo Shelf-Space Funds. They, directly and indirectly, had and exercised the power and authority to cause the Wells Fargo Advisor to engage in the wrongful conduct complained of herein. Wells Fargo Investment Advisers and Trustees issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the prospectuses.

141. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Defendants are liable to Plaintiff to the same extent as are the Adviser and Trustee Defendants for their primary violations of Section 15 of the Securities Act.

142. By virtue of the foregoing, Plaintiff and other Class members are entitled to damages against Wells Fargo.

COUNT III

EXCHANGE ACT CLAIMS
FRAUD-ON-THE MARKET ALLEGATIONS

143. At all relevant times, the market for the Shelf-Space Funds was efficient for, *inter alia*, the following reasons:

(a) The Shelf-Space Funds met the requirements for listing, and were listed and actively traded through a highly efficient and automated market;

(b) Regulated entitles, periodic public reports concerning the Shelf-Space Funds were regularly filed with the SEC;

(c) Persons associated with the Shelf-Space Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The Shelf-Space Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

144. As a result of the foregoing, the market for the Shelf-Space Funds promptly digested current information regarding the Shelf-Space Funds from all publicly available sources and reflected such information in the respective value for the Shelf-Space Funds as well as the market trend and demand for the shares of the Shelf-Space Funds. Investors who purchased or otherwise acquired shares or interests in the Shelf-Space Funds relied on the integrity of the market for such

securities. Under the circumstances, all purchasers of the Shelf-Space Funds during the Class Period suffered similar injury through their purchase or acquisition of the Shelf-Space Funds at a value that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

COUNT IV

AGAINST ALL DEFENDANTS FOR VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10B-5 PROMULGATED THEREUNDER

145. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

146. During the Class Period, each of the Defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including Plaintiff and other Class members, as alleged herein and caused Plaintiff and other members of the Class to purchase Shelf-Space Funds at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

147. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of conduct which operated as a fraud and deceit upon the purchasers of the Shelf-Space Funds, including Plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative tactics by which they wrongfully distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

148. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Shelf-Space Funds' operations, as specified herein.

149. Defendants employed devices and artifices to defraud and engaged in a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from excess fees and commissions paid to them as a result of its undisclosed competitions to peddle the Shelf-Space Funds and thereby engaged in transactions, practices and a course of conduct which operated as a fraud and deceit upon Plaintiff and members of the Class.

150. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

151. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market prices of the Shelf-Space Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of the fact that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, Plaintiff and the other members of the Class acquired the shares or interest in the Shelf-Space Funds during the Class Period at distorted prices and were damaged thereby.

152. At the time of said misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and other members of the Class known the truth concerning the Shelf-Space Funds' operations, which Defendants did not disclose, Plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares during the Class Period, they would not have done so at the distorted prices which they paid.

153. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

154. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases and acquisitions of Shelf-Space Funds during the Class Period.

COUNT V

ON BEHALF OF THE PURCHASERS SUBCLASS AGAINST WELLS FARGO FOR VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 PROMULGATED THEREUNDER

155. Members of the Purchasers Subclass repeat and reallege each and every allegation contained above as if fully set forth herein except for claims brought pursuant to the Securities Act.

156. During the Class Period, Wells Fargo retail broker/dealers carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period did deceive the investing public, including members of the Purchasers Subclass as alleged herein, and caused members of the Purchasers Class to purchase shares of the Shelf-Space Funds and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, Wells Fargo took the actions set forth herein.

157. Wells Fargo retail broker/dealers: (i) employed devices, schemes, and artifices to defraud; and (ii) engaged in acts, practices, and a course of conduct which operated as a fraud and deceit upon the purchasers of the Shelf-Space Funds, including members of the Purchasers Subclass, in an effort to enrich themselves through undisclosed manipulative tactics by which they wrongfully distorted the value and market trends of the Shelf-Space Funds in violation of Section 10(b) of the Exchange Act and Rule 10b-5. Wells Fargo broker/dealers are sued as the primary participant in the wrongful and illegal conduct and scheme charged herein.

158. Wells Fargo broker/dealers, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about Wells Fargo retail broker/dealers and the Shelf-Space Funds' operations, as specified herein.

159. Wells Fargo employed devices and artifices to defraud and engaged in a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from excessive fees and commissions as a result of the undisclosed sales practices to peddle the Shelf-Space Funds alleged

1 above and thereby engaged in transactions, practices and a course of conduct which operated as a
2 fraud and deceit upon members of the Purchasers Subclass.

3 160. The members of the Purchasers Subclass reasonably relied upon the integrity of the
4 market in which the Shelf-Space Funds traded.

5 161. Members of the Purchasers Subclass were ignorant of Wells Fargo's fraudulent
6 scheme. Had members of the Purchasers Subclass known of Wells Fargo' unlawful scheme, they
7 would not have purchased or otherwise acquired shares of the Shelf-Space Funds or if they had,
8 they would not have purchased or otherwise acquired them at the artificial prices they paid for such
9 securities.

10 162. Members of the Purchasers Subclass were injured because the risks that materialized
11 were risks of which they were unaware, which resulted from Wells Fargo' scheme to defraud as
12 alleged herein. Absent Wells Fargo' wrongful conduct, members of the Purchasers Subclass would
13 not have been injured.

14 163. By virtue of the foregoing, Wells Fargo violated Section 10(b) of the Exchange Act
15 and Rule 10b-5(a) and (c) promulgated thereunder.

16 164. As a direct and proximate result of Wells Fargo' wrongful conduct, members of the
17 Purchasers Subclass suffered damages in connection with their purchases and acquisitions of the
18 Shelf-Space Funds during the Class Period.

19 **COUNT VI**

20 **AGAINST ALL DEFENDANTS FOR VIOLATIONS OF**
SECTION 20(a) OF THE EXCHANGE ACT
21

22 165. Plaintiff repeats and realleges each and every allegation contained above as if fully
23 set forth herein except for claims brought pursuant to the Securities Act.

24 166. This claim is brought pursuant to Section 20(a) of the Exchange Act against
25 Defendants.

26 167. Each of Defendants acted as a controlling person of the Shelf-Space Funds within the
27 meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their
28 operational and management control of the Shelf-Space Funds' respective businesses and

systematic involvement in the fraudulent scheme alleged herein, Defendants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Shelf-Space Funds, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. Defendants had the ability to prevent the issuance of the statements alleged to be false and misleading or could have caused such statements to be corrected.

168. In particular, each of Defendants had direct and supervisory involvement in the operations of the Shelf-Space Funds and, therefore, is presumed to have had the power to control or influence the particular transaction giving rise to the securities violations as alleged herein, and to have exercised same.

169. As set forth above, Defendants and the Shelf-Space Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of the Defendants' wrongful conduct, Plaintiff and other members of the Class suffered damages in connection with their purchases of Shelf-Space Funds securities during the Class Period.

ICA CLAIMS

COUNT VII

AGAINST THE INVESTMENT ADVISER DEFENDANTS, DISTRIBUTOR DEFENDANTS AND TRUSTEE DEFENDANTS PURSUANT TO SECTION 36(B) OF THE ICA DERIVATIVELY ON BEHALF THE PROPRIETARY FUNDS

170. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

171. This Count is brought by the Class against the Distributor Defendant and the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

172. The Distributor Defendant and the Investment Adviser Defendants had a fiduciary duty to the Funds and the Class with respect to the receipt of compensation for services and of

payments of a material nature made by and to the Distributor Defendant, the Investment Adviser Defendants, and the Trustee/Officer Defendants.

173. The Distributor Defendant and the Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the Funds purported Rule 12b-1 marketing fees. Furthermore, these Defendants improperly failed to disclose to investors the conflicts of interest regarding fee arrangements, which harmed Plaintiff. These Defendants caused the Funds and their investors to pay inflated commissions (including soft dollar payments) and recouped from the Funds and their investors, through management and other fees, the cost of any revenue sharing payments purportedly made from adviser or distributor assets. These Defendants also charged excessive advisory fees under 36(b) because they improperly inflated management fees and shifted expenses from the Investment Advisers to the Funds investors without a corresponding reduction in their management fees to reflect that shift in expense.

174. By reason of the conduct described above, the Distributor Defendants and the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

COUNT VIII

ON BEHALF OF THE HOLDERS SUBCLASS AGAINST WELLS FARGO (AS CONTROL PERSON OF THE DISTRIBUTOR DEFENDANT) AND THE INVESTMENT ADVISER DEFENDANTS AND WELLS FARGO-AG (AS A CONTROL PERSON OF THE INVESTMENT ADVISER DEFENDANTS) FOR VIOLATION OF SECTION 48(A) OF THE ICA ON BEHALF OF THE HOLDERS SUBCLASS

175. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

176. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Wells Fargo as control person of the Distributor Defendant and the Investment Adviser Defendants as a control person of the Investment Adviser Defendants, who caused the Distributor Defendant and the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein.

177. The Distributor Defendant and Investment Adviser Defendants are liable under Section 36(b) of the Investment Company Act to the Funds as set forth herein.

178. Wells Fargo was a "control person" of the Distributor Defendant and the Investment Adviser Defendants and caused the violations complained of herein. Princeton Services was a "control person" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants and/or Distributor Defendant – Wells Fargo, directly and indirectly, had the power and authority, and exercised the same, to cause the Distributor Defendant and/or the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

179. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Wells Fargo is liable to Plaintiff to the same extent as are the Distributor Defendant and the Investment Adviser Defendants for their primary violations of Section 36(b) of the Investment Company Act.

180. By virtue of the foregoing, the Funds, Plaintiff and other Class members are entitled to damages against Wells Fargo.

COUNT IX

ON BEHALF OF THE HOLDERS SUBCLASS AGAINST THE INVESTMENT ADVISER DEFENDANTS FOR BREACH OF FIDUCIARY DUTY

181. Members of the Holders Subclass repeat and reallege each of the preceding allegations as though fully set forth herein.

182. As Advisers to the Wells Fargo Funds, the Investment Adviser Defendants were fiduciaries to members of the Holders Subclass and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

183. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to members of the Holders Subclass.

184. Members of the Holders Subclass have been injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

185. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of members of the Holders Subclass, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT X

CLAIM OF UNJUST ENRICHMENT AGAINST WELLS FARGO ON BEHALF OF THE HOLDER SUBCLASS

186. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that Plaintiff does not repeat and reallege in this Count any allegations of deception by Defendants. The wrongdoing complained of in this Count is limited to the wrongful payment of excessive fees and commissions, without regard to any deception.

187. Defendants have encouraged members of the Holders Subclass to hold shares in the Shelf-Space Funds based on its own bad faith, conflicts of interest and personal interests rather than in furtherance of its fiduciary duties owed to members of the Holders Subclass. By receiving and retaining the secret kickbacks alleged herein, Defendants have unjustly profited from their conflicts of interest. Defendants may not in good conscience and equity retain the benefits from their wrongful conduct and those profits belong instead to members of the Holders Subclass. Accordingly, Wells Fargo must disgorge all amounts so wrongfully and unjustly obtained.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff pray for relief and judgment as follows:

(a) Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying him as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding Plaintiff and other members of the Class rescission of their contracts with the Advisers, including recovery of all fees which would otherwise apply and recovery of all fees paid to the Advisers pursuant to such agreements;

(d) Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(e) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: November 5, 2005

GUTRIDE SAFIER LLP

By: 
Adam Gutride (181446)
Seth A. Safier (197427)
835 Douglass Street
San Francisco, California 94119
Telephone: (415) 336-6545
Facsimile: (415) 876-4345

Plaintiff's Local Counsel

MILBERG WEISS BERSHAD & SCHULMAN LLP
Steven G. Schulman
Jerome M. Congress
Kim E. Miller (178370)
Michael R. Reese (206773)
One Pennsylvania Plaza
New York, NY 10119-0165
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

STULL STULL & BRODY
Jules Brody
Mark Levine
6 East 45th Street
New York, New York 10017
Telephone: (212) 687-7230
Facsimile: (212) 490-2022

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
Telephone: (410) 332-0030
Facsimile: (410) 685-1300

Attorneys for Plaintiff

PLAINTIFF'S CERTIFICATION - Wells Fargo Mutual Fund Securities Litigation

McDaniel Family Trust dated 12/11/90 ("Plaintiff") declares under penalty of perjury, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint and authorized its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary, and Plaintiff is willing to serve as a lead plaintiff either individually or as part of a group, a lead plaintiff being a representative party who acts on behalf of other class members in directing the action. Plaintiff's transactions during the Class Period (June 30, 2000-June 8, 2005) are as set forth on the attached Schedule of Transactions.

4. Plaintiff's transactions during the Class Period (June 30, 2000-June 8, 2005) are as set forth on the attached Schedule of Transactions.

5. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class under the federal securities laws.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court. Plaintiff understands that this is not a claim form, and that Plaintiff's ability to share in any recovery as a member of the class is unaffected by Plaintiff's decision to serve as a representative party.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 20th day of October 2005.


Arthur McDaniel, Trustee


Florence McDaniel, Trustee

Schedule A

Arthur&Florence Mcdaniel TTEES McDaniel Family Trust Transaction(s) in Wells Fargo MUTUAL FUNDS

Ticker		Purchase(s): Date	Shares	Price
FKINX	Franklin Income Fund Class A	07/08/03	45,065.217	2.3000
MIGBX	Massachusetts Invetstors Growth Fund Class B	10/03/00	2,393.490	20.8900
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/18/00	604.577	16.1400
MIGBX	Massachusetts Invetstors Growth Fund Class B	09/10/03	519.174	14.2300
MFBBX	MFS BD Fund Class B	12/24/01	1,594.639	12.3100
MFBBX	MFS BD Fund Class B	01/03/02	1.823	12.3500
MFBBX	MFS BD Fund Class B	02/04/02	7.063	12.3600
MFBBX	MFS BD Fund Class B	03/04/02	7.292	12.4000
MFBBX	MFS BD Fund Class B	04/02/02	7.560	12.1000
MFBBX	MFS BD Fund Class B	05/02/02	7.544	12.2300
MFBBX	MFS BD Fund Class B	06/04/02	7.655	12.2700
MFBBX	MFS BD Fund Class B	07/02/02	7.785	12.1600
MFBBX	MFS BD Fund Class B	08/02/02	7.838	12.1000
MFBBX	MFS BD Fund Class B	09/04/02	7.752	12.2900
MFBBX	MFS BD Fund Class B	10/02/02	7.712	12.4400
MFBBX	MFS BD Fund Class B	11/04/02	7.736	12.2200
MFBBX	MFS BD Fund Class B	12/03/02	7.681	12.3400
MFBBX	MFS BD Fund Class B	01/03/03	7.413	12.6000
MFBBX	MFS BD Fund Class B	02/04/03	7.308	12.5900
MFBBX	MFS BD Fund Class B	03/04/03	7.100	12.7700
MFBBX	MFS BD Fund Class B	04/02/03	7.122	12.7600
MFBBX	MFS BD Fund Class B	05/02/03	7.024	12.9900
MFBBX	MFS BD Fund Class B	06/03/03	6.897	13.2600
MFBBX	MFS BD Fund Class B	07/02/03	6.782	13.2200

Ticker		Sales(s): Date	Shares	Price
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/24/01	1,969.900	11.9600
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/24/01	1,969.900	11.9600
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/24/01	1,641.304	11.9600
MIGBX	Massachusetts Invetstors Growth Fund Class B	03/07/05	517.908	11.2100
MIGBX	Massachusetts Invetstors Growth Fund Class B	03/07/05	517.000	11.2100
MFBBX	MFS BD Fund Class B	09/08/03	576.000	12.7900
MFBBX	MFS BD Fund Class B	09/08/03	576.000	12.7900
MFBBX	MFS BD Fund Class B	09/08/03	577.626	12.7900

PLAINTIFF'S CERTIFICATION - **Wells Fargo Mutual Fund Securities Litigation**

McDaniel Family Trust dated 12/11/90 ("Plaintiff") declares under penalty of perjury, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint and authorized its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary, and Plaintiff is willing to serve as a lead plaintiff either individually or as part of a group, a lead plaintiff being a representative party who acts on behalf of other class members in directing the action. Plaintiff's transactions during the Class Period (June 30, 2000-June 8, 2005) are as set forth on the attached Schedule of Transactions.

4. Plaintiff's transactions during the Class Period (June 30, 2000-June 8, 2005) are as set forth on the attached Schedule of Transactions.

5. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class under the federal securities laws.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court. Plaintiff understands that this is not a claim form, and that Plaintiff's ability to share in any recovery as a member of the class is unaffected by Plaintiff's decision to serve as a representative party.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 20th day of October 2005.



Arthur McDaniel, Trustee



Florence McDaniel, Trustee

VIA FAX

Schedule A

Arthur&Florence Mcdaniel TTEES McDaniel Family Trust Transaction(s) in Wells Fargo MUTUAL FUNDS

Ticker		Purchase(s): Date	Shares	Price
FKINX	Franklin Income Fund Class A	07/08/03	45,065.217	2.3000
MIGBX	Massachusetts Invetstors Growth Fund Class B	10/03/00	2,393.490	20.8900
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/18/00	604.577	16.1400
MIGBX	Massachusetts Invetstors Growth Fund Class B	09/10/03	519.174	14.2300
MFBBX	MFS BD Fund Class B	12/24/01	1,594.639	12.3100
MFBBX	MFS BD Fund Class B	01/03/02	1.823	12.3500
MFBBX	MFS BD Fund Class B	02/04/02	7.063	12.3600
MFBBX	MFS BD Fund Class B	03/04/02	7.292	12.4000
MFBBX	MFS BD Fund Class B	04/02/02	7.560	12.1000
MFBBX	MFS BD Fund Class B	05/02/02	7.544	12.2300
MFBBX	MFS BD Fund Class B	06/04/02	7.655	12.2700
MFBBX	MFS BD Fund Class B	07/02/02	7.785	12.1600
MFBBX	MFS BD Fund Class B	08/02/02	7.838	12.1000
MFBBX	MFS BD Fund Class B	09/04/02	7.762	12.2900
MFBBX	MFS BD Fund Class B	10/02/02	7.712	12.4400
MFBBX	MFS BD Fund Class B	11/04/02	7.736	12.2200
MFBBX	MFS BD Fund Class B	12/03/02	7.581	12.3400
MFBBX	MFS BD Fund Class B	01/03/03	7.413	12.6000
MFBBX	MFS BD Fund Class B	02/04/03	7.308	12.5900
MFBBX	MFS BD Fund Class B	03/04/03	7.100	12.7700
MFBBX	MFS BD Fund Class B	04/02/03	7.122	12.7600
MFBBX	MFS BD Fund Class B	05/02/03	7.024	12.9900
MFBBX	MFS BD Fund Class B	06/03/03	6.897	13.2600
MFBBX	MFS BD Fund Class B	07/02/03	6.782	13.2200

Ticker		Sales(s): Date	Shares	Price
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/24/01	1,969.900	11.9600
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/24/01	1,969.900	11.9600
MIGBX	Massachusetts Invetstors Growth Fund Class B	12/24/01	1,641.304	11.9600
MIGBX	Massachusetts Invetstors Growth Fund Class B	03/07/05	517.908	11.2100
MIGBX	Massachusetts Invetstors Growth Fund Class B	03/07/05	517.000	11.2100
MFBBX	MFS BD Fund Class B	09/08/03	576.000	12.7900
MFBBX	MFS BD Fund Class B	09/08/03	576.000	12.7900
MFBBX	MFS BD Fund Class B	09/08/03	577.626	12.7900